Exhibit 99.3
POLL RESULTS FOR RIO TINTO PLC & RIO TINTO LIMITED — AGM 2010

RIO TINTO PLC	RIO TINTO LIMITED
Held on Thursday, 15 April 2010 at 11.00am	Held on Wednesday, 26 May 2010 at 9.30am
Churchill Auditorium	Grand Ballroom
The Queen Elizabeth II Conference Centre	Sofitel on Collins
Broad Sanctuary	25 Collins Street
London SW1	Melbourne
United Kingdom	Victoria
In accordance with the Combined Code provision D.2.2 as revised (June 2006) by the Financial Reporting Council, the votes held on a poll were cast as follows:
Joint Electorate Decisions
The following ordinary resolutions, which were put to Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

					VOTE
RESOLUTION	FOR(4)%		AGAINST	%	WITHHELD
To receive the financial statements and the report of the directors and auditors for the full year ended 31 December 2009 (1)	1,162,039,992	99.04	11,205,699	0.96	17,891,306
In respect of the above resolution, a total of 1,172,659,071 votes were voted by proxy appointments
Approval of the Remuneration report (1)	704,124,096	62.57	421,298,124	37.43	65,699,511
In respect of the above resolution, a total of 1,124,709,476 votes were voted by proxy appointments
Election of Robert Brown(1)	1,187,178,786	99.81	2,305,224	0.19	1,652,915
In respect of the above resolution, a total of 1,188,772,738 votes were voted by proxy appointments
Election of Ann Godbehere(1)	1,185,337,670	99.65	4,215,216	0.35	1,588,192
In respect of the above resolution, a total of 1,188,848,994 votes were voted by proxy appointments
Election of Sam Walsh(1)	1,183,438,436	99.48	6,147,629	0.52	1,553,252
In respect of the above resolution, a total of 1,188,873,250 votes were voted by proxy appointments
Re-election of Guy Elliott(1)	1,184,224,734	99.55	5,350,375	0.45	1,561,502
In respect of the above resolution, a total of 1,188,863,757 votes were voted by proxy appointments
Re-election of Michael Fitzpatrick(1)	1,179,951,872	99.19	9,648,834	0.81	1,536,146
In respect of the above resolution, a total of 1,188,905,652 votes were voted by proxy appointments
Re-election of Lord Kerr(1)	1,186,302,024	99.73	3,251,311	0.27	1,583,319
In respect of the above resolution, a total of 1,188,840,284 votes were voted by proxy appointments
Re-appointment of PricewaterhouseCoopers LLP as auditors of Rio Tinto plc and to authorise the Audit committee to determine their remuneration(1)	1,172,957,349	99.57	5,050,581	0.43	13,125,742
In respect of the above resolution, a total of 1,179,764,662 votes were voted by proxy appointments

Resolutions put to the Rio Tinto plc meeting only

					VOTE
RESOLUTION	FOR(4)%		AGAINST	%	WITHHELD
Authority to allot relevant securities under Section 551 of the Companies Act 2006 (2)	873,723,402	88.84	109,716,770	11.16	11,184,451
In respect of the above resolution, a total of 983,050,614 votes were voted by proxy appointments
Authority to allot relevant securities for cash as defined in the Companies Act 2006 (2)	987,165,515	99.36	6,334,163	0.64	1,137,271
In respect of the above resolution, a total of 993,112,823 votes were voted by proxy appointments
Authority to purchase Rio Tinto plc shares by the Company or Rio Tinto Limited (2)	990,486,804	99.89	1,045,641	0.11	3,106,506
In respect of the above resolution, a total of 991,141,356 votes were voted by proxy appointments
Notice period for general meetings other than annual general meetings (2)	952,246,227	95.91	40,590,770	4.09	1,790,427
In respect of the above resolution, a total of 992,443,644 votes were voted by proxy appointments
Resolutions put to the Rio Tinto Limited meeting only

					VOTE
RESOLUTION	FOR(4)%		AGAINST	%	WITHHELD
Renewal of off-market and on-market share buyback authorities(3)	193,889,143	99.69	610,774	0.31	390,470
In respect of the above resolution, a total of 194,196,515 votes were voted by proxy appointments
Renewal of authorities to buy back shares held by Rio Tinto plc(3)	192,250,946	98.88	2,186,179	1.12	459,328
In respect of the above resolution, a total of 194,127,657 votes were voted by proxy appointments

Notes

(1)	Resolutions 1-9 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto Limited meeting which was held on Wednesday, 26 May 2010 in Melbourne.

(2)	Resolutions 10-13 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto plc meeting on Thursday, 15 April 2010.

(3)	Resolutions 10 and 11 of the Rio Tinto Limited notice of meeting were deemed to be carried at the conclusion of the Rio Tinto Limited meeting on Wednesday, 26 May 2010.

(4)	The ‘For’ vote includes votes given at the Chairman’s discretion and details of proxy votes cast are referred to in the table above.

(5)	34 voting cards were declared to be invalid at the Rio Tinto plc meeting.

(6)	Total number of Rio Tinto plc shares with voting rights in issue at 11.00am on 15 April 2010 was 1,525,780,652.

(7)	Total number of Rio Tinto Limited shares with voting rights in issue at 9.30am on 26 May 2010 was 606,831,240.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information please contact:

Media Relations, London	Media Relations, Australia
Faeth Birch / Conor McClafferty / Clare Hunt	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +1 202 393 0266	Office:: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Simon Ellinor
Office: +44 (0) 20 7781 1178	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 439 102 811
David Ovington	Dave Skinner
Office: +44 (0) 20 7781 2051	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 408 335 309

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com